

Nasdaq Regulation

Nasdaq

THIS DOCUMENT IS A COPY OF THE CERTIFICATION FILED ON NOVEMBER 11, 2025 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

November 11, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 10, 2025, The Nasdaq Stock Market (the "Exchange") received from Evolution Global Acquisition Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Ordinary Shares, $0.0001 par value

Redeemable Warrants – each exercisable for one Class A ordinary share at $11.50 per Class A Ordinary Share

Units, each consisting of one Class A ordinary share and one-half of one Redeemable Warrant

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi